Exhibit 99.1

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Financial Position

	March 31, 2018	December 31, 2017
	€ 1,000	€ 1,000
Assets
Current assets
Cash and cash equivalents	38,001	48,099
Prepayments and other receivables	965	2,064
Social securities and other taxes	993	396

Total current assets	39,959	50,559

Property, plant and equipment	2,269	2,505
Intangible assets	39	39

Total assets	42,267	53,103

Equity and liabilities
Equity
Equity attributable to owners of the Company	29,549	39,363
Non-controlling interests	(96)	(38)
Total equity	29,453	39,325

Current liabilities
Borrowings	2,000	1,960
Trade payables	147	546
Social securities and other taxes	6	1,019
Pension premiums	—	—
Deferred income	347	347
Other current liabilities	4,587	4,622

Total current liabilities	7,087	8,494

Borrowings	5,727	5,284

Total liabilities	12,814	13,778

Total equity and liabilities	42,267	53,103

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and OCI
(€ in thousands, except share and per share data)

	Three month period ended March 31,
	2018	2017
	€ 1,000	€ 1,000
Other income	499	393

Research and development costs	(7,685)	(8,030)
General and administrative costs	(2,672)	(2,304)

Total operating costs	(10,357)	(10,334)

Operating result	(9,858)	(9,941)
Finance income and expense	(859)	(537)

Result before corporate income taxes	(10,717)	(10,478)
Income taxes	—	(2)

Result for the period	(10,717)	(10,480)
Other comprehensive income	(26)	2

Total comprehensive income (attributable to owners of the Company)	(10,743)	(10,478)

Result attributable to
Owners of the Company	(10,659)	(10,480)
Non-controlling interests	(58)	—
	(10,717)	(10,480)

Share information
Weighted average number of shares outstanding(1)	31,921,865	23,473,221

Earnings per share attributable to the equity holders of the Company (expressed in Euro per share)
Basic loss per share(1)	(0.34)	(0.45)
Diluted loss per share(1)	(0.34)	(0.45)

(1)              For this period presented in these financial statements, the potential exercise of share options is not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in this period.

PROQR THERAPEUTICS  |  ZERNIKEDREEF 9  |  2333 CK LEIDEN  |  THE NETHERLANDS  |  +31 88 166 7000  | WWW.PROQR.COM

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company
	Number of shares	Share Capital	Share Premium	Equity Settled Employee Benefit Reserve	Translation Reserve	Accumulated Deficit	Total	Non-controlling interests	Total Equity
		€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Balance at January 1, 2017	23,346,856	934	123,597	4,353	(15)	(75,733)	53,136	—	53,136
Result for the period	—	—	—	—	—	(10,480)	(10,480)	—	(10,480)
Other comprehensive income	—	—	—	—	2	—	2	—	2
Recognition of share-based payments	—	—	—	927	—	—	927	—	927
Issue of ordinary shares	518,162	21	2,130	—	—	—	2,151	—	2,151
Share options exercised	127	0	1	—	—	—	1	—	1

Balance at March 31, 2017	23,865,145	955	125,728	5,280	(13)	(86,213)	45,737	—	45,737

Balance at January 1, 2018	36,425,014	1,457	148,763	8,377	136	(119,370)	39,363	(38)	39,325
Result for the period	—	—	—	—	—	(10,659)	(10,659)	(58)	(10,717)
Other comprehensive income	—	—	—	—	(26)	—	—	—	—
Recognition of share-based payments	—	—	—	871	—	—	—	—	—

Balance at March 31, 2018	36,425,014	1,457	148,763	9,248	110	(130,029)	29,549	(96)	29,453

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period ended March 31,
	2018	2017
	€ 1,000	€ 1,000
Cash flows from operating activities
Net result	(10,717)	(10,480)
Adjustments for:
— Depreciation	240	268
— Share-based compensation	871	927
— Financial income and expenses	859	537
— Net foreign exchange gain / (loss)	(26)	2

Changes in working capital	(936)	(93)
Cash used in operations	(9,709)	(8,839)

Corporate income tax paid	—	(2)
Interest received/(paid)	(1)	58

Net cash used in operating activities	(9,710)	(8,783)

Cash flow from investing activities
Purchases of intangible assets	—	—
Purchases of property, plant and equipment	(4)	(45)

Net cash used in investing activities	(4)	(45)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	—	2,151
Proceeds from exercise of share options	—	1
Proceeds from borrowings	101	—
Proceeds from convertible loans	200	—

Net cash generated by financing activities	301	2,152

Net increase/(decrease) in cash and cash equivalents	(9,413)	(6,676)

Currency effect cash and cash equivalents	(685)	(413)
Cash and cash equivalents, at beginning of the period	48,099	59,200

Cash and cash equivalents at the end of the period	38,001	52,111